Response to Item 77C

Special Meeting of Shareholders of Eaton Vance
New Jersey Limited Maturity Municipal Income
Fund (the "Fund")

The Fund held a Special Meeting of Shareholders on
August 12, 2011 to approve an Agreement and Plan of Reorganization (the "Plan") to convert shares of the Fund into corresponding shares of Eaton Vance
National Limited Maturity Municipal Income Fund (the
"National Limited Fund"). The Plan provides for the transfer of all of the assets and liabilities of the
 Fund to the National Limited Fund in exchange for corresponding shares of the National Limited Fund.

The following action was taken by the shareholders:

			          	      Number of
Shares
			        For		  Against
		   Abstain__
			    1,634,002
158,019	    	   172,441